1.	The Board of Directors’ report on the activities of the Company during the preceding year

2.	Presentation of the Annual Report together with a resolution for its adoption

3.	Resolution to discharge the Board of Directors and the Executive Committee from their obligations in respect of the Annual Report

4.	Resolution regarding appropriation of profit according to the Annual Report as adopted

5.	Election of members of the Board of Directors and alternates

Members of the Board of Directors:

Kurt Björklund

Lawrence H. Guffey

Oliver Haarmann

Gustavo Schwed

Richard Charles Wilson

Vaga Ove Sørensen

Alternates:

Ola Nordquist as alternate for Kurt Björklund

Jan Nielsen as alternate for Lawrence H. Guffey

Nicholas Gheysens as alternate for Oliver Haarmann

Torsten Winkler as alternate for Gustavo Schwed

Andrew Sillitoe as alternate for Richard Charles Wilson

6.	Election of Auditor

The Board of Directors proposes re-election of the Company’s auditor, PriceWaterhouseCoopers

7.	Any proposals from shareholders or the Board of Directors
a)	Authorization to the Board of Directors — without any pre-emption right for the shareholders of the Company — to issue warrants entitling the holder to subscribe for shares at a nominal value of up to DKK 49,593,790 in the Company and to implement the cash capital increases relating to the warrants

b)	Authorization to the Board of Directors — until the next Annual General Meeting — to allow the Company to acquire treasury shares at a nominal value of up to 10 percent of the share capital of the Company, cf. Section 48 of the Danish Companies Act

c)	Authorization to the Board of Directors to distribute interim dividends

d)	Amendment of Articles 14(1) and 15(2) of Articles of Association to authorize the Board of Directors to elect a Vice Chairman
8.	Any other business

☐	▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return	☒
the Proxy Card Promptly Using the Enclosed Envelope.	Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	ABSTAIN	5. Members of the Board of Directors:	FOR	ABSTAIN	Alternates:	FOR	ABSTAIN			FOR	AGAINST	ABSTAIN

1.				Kurt Björklund	☐	☐	Ola Nordquist	☐	☐	7.	a)	☐	☐	☐
2.	☐	☐	☐	Lawrence H. Guffey	☐	☐	Jan Nielsen	☐	☐		b)	☐	☐	☐
3.	☐	☐	☐	Oliver Haarmann	☐	☐	Nicholas Gheysens	☐	☐		c)	☐	☐	☐
4.	☐	☐	☐	Gustavo Schwed	☐	☐	Torsten Winkler	☐	☐		d)	☐	☐	☐
				Richard Charles Wilson	☐	☐	Andrew Sillitoe	☐	☐	8.
				Vaga Ove Sørensen	☐	☐	6.	☐	☐			To change your address, please mark this box.			☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here

To the Registered Holders of American Depositary Receipts (“ADRs”) of TDC A/S
Dear ADR Holder:
TDC A/S has informed us that they intend to make shareholder communications, including annual reports, interim reports and notices of shareholder meetings, available on the TDC A/S website, www.tdc.com. Instead of receiving printed materials in the mail, you will now be able to access them electronically, at your convenience and download or print them if you wish directly from the TDC A/S website. In order to use this electronic delivery service you must have a personal computer with appropriate browser software and access to the internet. Should you wish to print materials that have been delivered electronically, you will also require a printer.
The benefits of electronic delivery include the convenience of viewing your material online, receiving your material in a more timely manner as you no longer have to wait for it to arrive in the mail, and it also helps us reduce printing costs and mailing costs for the benefits of all TDC A/S shareholders. Please note that “pdf” files containing company annual reports are extremely large and viewing or downloading these files may be slow. Also, if you choose to print the TDC A/S reports from the internet, you will incur the cost of on-line time, paper and printing supplies.
Participation is completely your choice. If you choose to rely on access via the internet only to receive your future Annual Reports, Notices of Meetings and Interim Reports and other shareholder communications electronically as they become available, we need your consent. Simply mark the box on the bottom of this card and return it to The Bank of New York in the enclosed postage paid envelope.
If in the future you would like to receive a printed set of particular shareholder materials or wish to resume mail delivery for all your shareholder materials, all you need to do is call The Bank of New York at 1-888-BNY-ADRS in the U.S. or for international callers +1-212-815-3700 and inform us of your decision.
In addition, you may write to us at:
The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
If you do not consent and wish to continue to receive shareholder materials via the mail as in the past, you do not need to take any action at this time.

The Bank of New York,
as Depositary

TDC A/S
Instructions to The Bank of New York, as Depositary
(Must be received prior to April 19, 2006 @ 12:00 Noon)
          The undersigned owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by American Depositary Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business March 27, 2006 at the Annual General Meeting of TDC A/S to be held at the Bella Centeret, Eastern Hall, Center Boulevard 5, DK-2300 Copenhagen S, on April 26, 2006 in respect of the resolutions specified on the reverse hereof.
NOTE:
Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box.
The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.
TDC A/S
P.O. BOX 11381
NEW YORK, N.Y. 10203-0381

If you consent to use the Internet site to receive all future annual reports & proxy statements please mark this box.	☐
To include any comments, please mark this box.	☐
     Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.